UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number 001-41901

J-Long Group Limited

(Registrant’s Name)

3A, Hong Kong Spinners Industrial Building (Phase 1&2)
No. 800, Cheung Sha Wan Road
Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On December 23, 2025, J-Long Group Limited (the “Company”) announced its interim financial results as of and for the six-month period ended September 30, 2025 (“Interim Results”).

The information disclosed under on this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

A copy of the press release announcing the Interim Results is included as Exhibit 99.1 to this Form 6-K.

Interim Financial Report

REPORT ON FORM 6-K FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2025

Page
Unaudited Consolidated Balance Sheet as of September 30, 2025 and Audited Consolidated Balance Sheet as of March 31, 2025	2
Unaudited Consolidated Statements of Income and Comprehensive Income for the Six-Month Periods Ended September 30, 2025 and 2024	3

J-LONG GROUP LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of
	March 31,	September 30,
	2025	2025
	USD	USD
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	10,669,134	11,358,839
Accounts receivable, net	3,102,393	4,231,847
Investment in marketable debt securities	2,220	2,220
Inventories	3,066,276	3,163,816
Notes receivable	103,522	-
Prepaid expenses and other current assets, net	2,027,376	1,615,100
Due from related parties	4,634	-
Total current assets	18,975,555	20,371,822
Property, plant and equipment, net	3,224,673	3,493,481
Right-of-use assets – Operating lease	983,097	1,531,941
Other non-current assets	178,786	174,713
Deferred tax assets	92,026	92,026
Total non-current assets	4,478,582	5,292,161
TOTAL ASSETS	23,454,137	25,663,983

Liabilities
Current liabilities:
Bank loans – current	685,016	702,949
Operating lease liabilities – current	153,579	435,701
Operating lease liabilities – current – related parties	251,567	149,188
Accounts payable	1,964,406	1,716,120
Accounts payable – related parties	2,302,962	1,779,196
Accruals and other current liabilities	679,227	787,799
Contract liabilities	427,110	140,235
Loans from related parties	200,000	429,175
Due to related parties	-	43,628
Income tax payable	423,693	1,105,748
Total current liabilities	7,087,560	7,289,739

Non-current liabilities
Bank loans – non-current	706,811	345,859
Operating lease liabilities – non-current	593,749	989,656
Operating lease liabilities – non-current – related parties	21,617	-
Total non-current liabilities	1,322,177	1,335,515
TOTAL LIABILITIES	8,409,737	8,625,254

Shareholders’ equity
Class A ordinary shares (US$0.000375 par value each; 133,000,000 shares authorized; 1,652,701 shares issued and outstanding respectively) (1)	1,410	615
Class B ordinary shares ($US$0.000375 par value per share, 3,000,000 shares authorized; 2,109,000 issued and outstanding as of September 30, 2025) (1)	-	795
Additional Paid-in Capital	6,193,646	6,193,646
Accumulated other comprehensive income/(loss)	(23,364)	(86,874)
Non-controlling interests	405,122	388,585
Treasury stock(2)	-	(245,037)
Retained earnings	8,467,586	10,786,999
Total shareholders’ equity	15,044,400	17,038,729
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,454,137	25,663,983

(1) Retroactively adjusted for the effects of the Share Re-designation and Re-classification:

On August 7, 2025, the Company implemented the re-designation and re-classification of its issued and unissued ordinary shares of par value US$0.000375 each in the share capital of the Company into Class A ordinary shares (1 vote per share) and Class B ordinary shares (20 votes per share), effective the same day. As a result, the 136,000,000 ordinary shares in the share capital of the Company were re-designated into 133,000,000 Class A ordinary shares and 3,000,000 Class B ordinary shares, and all the then issued 3,761,701 ordinary shares were concurrently re-designated and re-classified on a one-for-one basis into 1,652,701 Class A ordinary shares and 2,109,000 Class B ordinary shares.

(2) Share Repurchase Program:

On September 15, 2025, the board of directors of the Company approved a share repurchase program authorizing the repurchase of up to US$5,000,000 of the Company’s Class A ordinary shares in the open market over the next six months. The Company has commenced repurchases under the program.

J-LONG GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

	For the six months ended September 30,
	2024	2025
	USD	USD
	(Unaudited)	(Unaudited)
Revenues	19,024,229	22,699,837
Cost of sales	13,735,774	15,620,656
Gross profit	5,288,455	7,079,181

Operating expenses:
Selling and marketing expenses	916,174	1,978,757
General and administrative expenses	1,981,326	2,641,384
Total operating expenses	2,897,500	4,620,141

Income from operations	2,390,955	2,459,040

Other income, net:
Other income	172,783	256,991
Currency exchange gain	273,999	298,708
Interest expenses	(57,540)	(35,221)
Total other income, net	389,242	520,478

Income before tax expense	2,780,197	2,979,518
Income tax expense	471,820	676,643
Net income attributable to ordinary shareholders	2,308,377	2,302,875

Net income (loss) attributable to non-controlling interest	-	(16,538)

Net income attributable to J-LONG GROUP LIMITED	2,308,377	2,319,413

Other comprehensive income/(loss)
Foreign currency translation adjustments	-	(36,176)
Total other comprehensive income	2,308,377	2,283,237

Comprehensive income attributable to ordinary shareholders	2,308,377	2,283,237

Comprehensive income attributable to non-controlling interest	-	(16,538)

Total comprehensive income attributable to J-LONG GROUP LIMITED	2,308,377	2,266,699

Net income per share attributable to ordinary shareholders
Basic and diluted	0.74	0.62
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	3,140,000	3,760,517

Use of Non-GAAP Financial Measure

We use earnings before interest expenses and income, income tax expense/(benefit) and depreciation, and amortization ("EBlTDA”) and adjusted EBITDA, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. EBlTDA represents net profit excluding income tax expense/(benefit), interest expenses, interest income and depreciation and amortization. Adjusted EBITDA represents net loss excluding changes in share-based awards expense, income tax expense/(benefit), interest expense, interest income and depreciation and amortization.

We believe that the adjusted EBITDA helps to identify underly trends in our business that could otherwise be distorted by the effect of certain expenses that we are included in net loss. We believe that adjusted EBITDA provided useful information about our operating results, enhance the overall understanding of our past performance and future prospect and allow for greater visibility with respect to key metrics used by our management uses in its financial and operational decision making, In additions, the company provides EBITDA because we believe that investors and analysts may find it useful in measuring operating performance without regard to items such as income tax expense/(benefit), interest expenses and interest income and depreciation and amortization.

	For the six months ended September 30,
	2024	2025
	USD	USD
	(Unaudited)	(Unaudited)
Net income attributable to ordinary shareholders	2,308,377	2,302,875
Add:
Income tax expense	471,820	676,643
Interest expenses	57,540	35,221
Interest income	(115,827)	(209,466)
Depreciation	85,350	176,626
EBITDA	2,807,260	2,981,899
Add:
Share-based awards	-	955,916
Adjusted EBITDA	2,807,260	3,937,815

Management’s Discussion and Analysis of Results of Operations and Liquidity and Capital Resources

●	Delivers Strong First Half 2025 Results: Revenue growth by 19.3% and Adjusted EBITDA growth by 40.3% compared to the same period in 2024

●	Revenue was approximately US$22.7 million for the six months ended September 30, 2025, representing a strong growth of approximately 19.3% from the same period in 2024 on robust customer demand.

●	Adjusted EBITDA was approximately US$3.9 million for the six months ended September 30, 2025, achieving 40.3% growth with the same period in 2024 (2024: approximately US$2.8 million).

Six-Month Financial Results Ended September 30, 2025

Revenue. Revenue increased by approximately 19.3% from approximately US$19.0 million for the six months ended September 30, 2024, to approximately US$22.7 million for the six months ended September 30, 2025. The growth in revenue during the six-month period ended September 30, 2025 was driven by stronger demand from key customers.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by approximately 59.5% from approximately US$2.9 million for the six months ended September 30, 2024, to approximately US$4.6 million for the six months ended September 30, 2025, which was mainly due to share-based awards recognized in respect of awards granted to five members.

Other income, net. Other net income increased by approximately US$0.1 million from approximately US$0.4 million for the six months ended September 30, 2024, to approximately US$0.5 million for the six months ended September 30, 2025, which was mainly due to an increase in interest income.

Income tax expense. Income tax expense increased to US$0.7 million for the six months ended September 30, 2025 (for the six months ended September 30, 2024: approximately US$0.5 million) which was mainly due to the increase in income before tax in the current period.

Net income. For the six months ended September 30, 2025, net income was approximately US$2.3 million, consistent with the prior year period (2024: approximately US$2.3 million).

Basic and diluted EPS. Basic and diluted EPS were approximately US$0.62 per ordinary share for the six months ended September 30, 2025, as compared to US$0.74 per ordinary share for the six months ended September 30, 2024, respectively.

Liquidity and Capital Resources

As of September 30, 2025, the Company had cash of US$11,358,839, total current assets of US$20,371,822, and total current liabilities of US$7,289,739. Net current assets were US$13,082,083 and the working capital ratio was 2.8. As of September 30, 2025, the Company’s total assets and total liabilities amounted to US$25,663,983 and US$8,625,254, respectively. As of September 30, 2025, the Company’s total stockholder’s equity amounted to US$17,038,729 and its gearing ratio (bank loan divided by stockholder’s equity) was 6.2%.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, credit risk support, or other benefits.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated December 23, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-Long Group Limited

By:	/s/ Edwin Chun Yin Wong
Name:	Edwin Chun Yin Wong
Title:	Chief Executive Officer and Director

Date: December 23, 2025